Exhibit 99.9

MESO SCALE DIAGNOSTICS, LLC.

Consolidated Financial Statements for the years ended
December 31, 2003, 2002, and 2001 and Independent
Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Board of Managers of Meso Scale Diagnostics, LLC.:

We have audited the accompanying consolidated balance sheets of Meso Scale Diagnostics, LLC. (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, members’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

McLean, Virginia
August 12, 2004

MESO SCALE DIAGNOSTICS, LLC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002 (in thousands)

	2003	2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,443	$4,878
Accounts receivable	2,270	1,478
Inventory	3,252	1,251
Due from employees	220	70
Prepaid expenses and other current assets (see Note 9)	376	292

Total current assets	10,561	7,969
PROPERTY AND EQUIPMENT — NET (see Note 9)	7,464	4,486
OTHER ASSETS	75	10

TOTAL ASSETS	$18,100	$12,465

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$2,109	$1,027
Deferred revenue	524	243

Total current liabilities	2,633	1,270

Total liabilities	2,633	1,270

MEMBERS’ EQUITY:
Class A, voting	16	16
Class B, non-voting	3,094	3,094
Class C, non-voting	77,833	53,252
Other Contributed Capital	43	—
Accumulated deficit	(65,519)	(45,167)

Total members’ equity	15,467	11,195

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$18,100	$12,465

See notes to consolidated financial statements.

MESO SCALE DIAGNOSTICS, LLC.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001 (in thousands)

	2003	2002	2001
REVENUES:
Product sales	$6,518	$1,388	$—
Services	904	274	—
Other revenue	287	10	—

Total revenues	7,709	1,672	—

OPERATING COSTS AND EXPENSES:
Product costs	2,027	99	—
Cost of services	223	49	—
Research and development	10,917	11,528	7,847
Selling, general and administrative	13,140	6,152	3,229
Depreciation and amortization	1,781	996	574

Total expenses	28,088	18,824	11,650

LOSS FROM OPERATIONS	(20,379)	(17,152)	(11,650)

INTEREST AND OTHER INCOME, NET	27	66	19

NET LOSS	$(20,352)	$(17,086)	$(11,631)

See notes to consolidated financial statements.

MESO SCALE DIAGNOSTICS, LLC.

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY
YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001 (in thousands)

				Other
	Class A,	Class B,	Class C,	Contributed	Accumulated
	Voting	Non-voting	Non-voting	Capital	Deficit	Total
BALANCE, JANUARY 1, 2001	$16	$3,094	$14,466	$—	$(16,450)	$1,126
Member investments	—	—	14,113	—	—	14,113
Net loss	—	—	—	—	(11,631)	(11,631)

BALANCE, DECEMBER 31, 2001	16	3,094	28,579	—	(28,081)	3,608
Member investments	—	—	24,673	—	—	24,673
Net loss	—	—	—	—	(17,086)	(17,086)

BALANCE, DECEMBER 31, 2002	16	3,094	53,252	—	(45,167)	11,195
Contribution by President and CEO	—	—	—	43	—	43
Member investments	—	—	24,581	—	—	24,581
Net loss	—	—	—	—	(20,352)	(20,352)

BALANCE, DECEMBER 31, 2003	$16	$3,094	$77,833	$43	$(65,519)	$15,467

See notes to consolidated financial statements.

MESO SCALE DIAGNOSTICS, LLC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001 (in thousands)

	2003	2002	2001
CASH FLOWS USED FOR OPERATING ACTIVITIES:
Net loss	$(20,352)	$(17,086)	$(11,631)
Adjustments to reconcile net loss to net cash used for operating activities:
Operating expenses paid for by member	9,760	12,173	9,467
Depreciation and amortization	1,781	996	574
Write-off of equipment	—	369	—
Changes in assets and liabilities:
Increase in accounts receivable	(792)	(1,478)	—
Increase in inventory	(2,843)	(1,251)	—
Increase in prepaid and other current assets	(84)	(165)	(133)
Increase in due from employees	(150)	(58)	—
Increase in other non-current assets	(65)	—	—
Increase (decrease) in accounts payable and accrued expenses	1,082	(262)	1,158
Increase in deferred revenue	281	243	—

Net cash used for operating activities	(11,382)	(6,519)	(565)

CASH FLOWS USED FOR INVESTING ACTIVITIES:
Purchases of property and equipment	(3,874)	(2,633)	(1,478)

Net cash used for investing activities	(3,874)	(2,633)	(1,478)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Cash investments by member	14,821	12,500	3,555
Proceeds from note payable	—	—	85
Repayments of note payable	—	(79)	(6)

Net cash provided by financing activities	14,821	12,421	3,634

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(435)	3,269	1,591
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	4,878	1,609	18

CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,443	$4,878	$1,609

SUPPLEMENTAL DISCLOSURE CASH FLOW INFORMATION:
Interest paid	$—	$7	$2

SUPPLEMENTAL INFORMATION ON NONCASH INVESTING AND FINANCING TRANSACTIONS:
Inventory transferred to property and equipment	$842	$—	$—

Property and equipment contributed by member	$—	$—	$1,091

Contribution by President and CEO	$43	$—	$—

See notes to consolidated financial statements.

MESO SCALE DIAGNOSTICS, LLC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Meso Scale Diagnostics, LLC. (MSD or the Company), a Delaware limited liability company, is a joint venture formed on November 30, 1995 by Meso Scale Technologies, LLC. (MST) and IGEN International, Inc. (IGEN) for the development and commercialization of products utilizing a proprietary combination of MST’s multi-array technology together with ECL and other technologies owned by IGEN. On July 24, 2003, IGEN and Roche Holding Ltd (Roche) announced a transaction pursuant to which Roche agreed to acquire IGEN (the merger). The consideration that IGEN’s stockholders received as a result of the merger was, for each share of IGEN common stock, an amount of cash plus one share of BioVeris Corporation (BioVeris), a newly created company. The merger and related transactions occurred on February 13, 2004. As part of the merger and related transactions, IGEN’s equity interest in the MSD joint venture was transferred to BioVeris. BioVeris will join MST as the sole members of MSD and each will hold one seat on MSD’s two-member Board of Managers. IGEN’s President and Chief Operating Officer is the IGEN representative on MSD’s Board of Managers and also serves as the Treasurer and Secretary of MSD. MST is wholly owned by the son of the Chief Executive Officer of BioVeris, which son is also the President and Chief Executive Officer of MSD and is the MST representative on MSD’s Board of Managers. All decisions of the Board of Managers require the approval of a majority of the Board members, subject to certain exceptions.

The Company has incurred significant costs related to developing its first products and operational infrastructure. The Company has funded such costs through in-kind contributions of scientific and administrative personnel, shared facilities and property and cash contributions from IGEN and, after the merger, BioVeris. The Company’s continuation is dependent upon its ability to obtain additional financing as may be required, and ultimately, upon the Company’s ability to generate sufficient revenues and cash flows to support its operations and meet its obligations on a timely basis.

Principles of Consolidation -The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, MSD Europe, LLC. All significant intercompany transactions have been eliminated upon consolidation.

Cash and Cash Equivalents - Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Concentration of Credit Risk – The Company sells primarily to customers located in the United States and Europe. During the years ended December 31, 2003 and 2002 two major individual customers accounted for approximately 57% and 8%, respectively, of total revenue, in 2003 and approximately 68% and 28%, respectively, of total revenue in 2002. The Company’s two major individual customers accounted for approximately 33% and 27%, respectively, of receivables as of December 31, 2003 and approximately 53% and 31%, respectively, of receivables as of December 31, 2002.

Property and Equipment - Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the assets’ useful lives or the term of the respective leases.

Inventory — Inventory is recorded at the lower of cost or market using the first-in, first-out method and consists of the following at December 31, 2003 and 2002 (in thousands):

	2003	2002

Finished goods	$853	$784
Work in Process	381	—
Raw materials	2,018	467

Total	$3,252	$1,251

A reserve for future inventory obsolescence and shrinkage is recorded based upon management’s review of historical claims, supplemented by expectations of future events. Inventory balances at December 31, 2003 and 2002 are recorded net of reserves for obsolescence and shrinkage of $399,000 and zero, respectively.

Warranty Reserve — The Company warrants its products against defects in material and workmanship for one year after sale and records estimated future warranty costs at the time revenue is recognized. A reserve for future warranty claims is recorded based upon management’s review of historical claims, supplemented by expectations of future costs. The Company also offers extended warranty arrangements to customers, for which related costs are recorded as incurred. As of December 31, 2003 and 2002, the Company has determined that a warranty reserve is not necessary.

Fair Value of Financial Instruments — The carrying amounts of the Company’s financial instruments, which include cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate their fair value due to their short maturities.

Income Taxes — No provisions have been made for federal and state income taxes on the operations of the Company, which is treated as a partnership for purposes of federal and most state taxes. Federal and state taxes are the responsibility of the Company’s members who report their allocable shares of the Company’s income and deductions in their respective income tax returns.

Comprehensive Loss — There are no components of comprehensive loss other than net loss.

Operating Expenses Paid for by Member — All operating expenses paid for by IGEN are accounted for in accordance with the nature of the funded expense and are recognized as an addition to members’ equity upon receipt of the in-kind contribution. Expenses related to in-kind contributions have been allocated from IGEN to the Company using various assumptions and methodologies (see Notes 3, 5, and 7). These expenses include an allocated share of research and development, and selling, general and administrative salaries, as well as certain other shared costs (primarily facility, human resources, legal, accounting, and other administrative costs). Research and development, and selling, general and administrative salaries have been allocated primarily based on an estimate of direct costs for actual time spent on the business of the Company. Facilities costs and related administrative and operating services have been allocated based upon occupancy, as opposed to a fixed amount. The Company believes that these allocation methodologies and estimates are reasonable based upon the nature of the related expenses and the Company’s knowledge of the level of effort and space required to support the business of the Company.

Research and Development — Research and development costs are expensed as incurred.

Organization Costs — All organizational costs are expensed as incurred in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position No. 98-5, Reporting on the Costs of Start-Up Activities.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Capitalized Software Costs — Software development costs incurred subsequent to the establishment of technological feasibility are capitalized in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 86 “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.” The Company uses its judgment to determine when software being developed has achieved technological feasibility, and at that time makes a determination to capitalize software development costs. Through December 31, 2003, software has been substantially completed simultaneously with the establishment of technological feasibility, and accordingly, no costs have been capitalized to date.

Revenue Recognition — The Company derives revenue principally from product sales and service contracts. Product sales revenue is recognized when persuasive evidence of an arrangement exists, the price to the buyer is fixed and determinable, collectibility is reasonably assured and the product is shipped to the customer thereby transferring title and risk of loss.

For instrument sales, the instrument and the related installation are considered to be separate elements under EITF 00-21 “Revenue Arrangements with Multiple Deliverables.” Revenue is recognized for the instrument upon shipment and is recognized for the installation when complete based upon the residual value method. For instrument and reagent sales, there is no option of return and refund, only the option to repair or replace. Other than the installation required for the instruments, there are no contingencies, allowances or other post-sale obligations. For instrument leases, the instrument rental and reagent purchases are considered to be separate elements under EITF 00-21 and, accordingly, the sales price is allocated to the two elements based upon their relative fair values. Instrument rental revenue is recognized ratably over the life of the lease agreements and the related reagent revenue is recognized upon shipment. Revenue associated with extended warranty arrangements is recognized over the term of the extended warranty contract. Amounts received in advance of performance under lease and rental contracts are recorded as deferred revenue until earned.

Revenue from services performed under contracts is recognized when obligations under the contract have been satisfied. The satisfaction of obligations may occur over the term of the underlying customer contract, if the contract is based on the achievement of certain “milestones,” or may occur at the end of the underlying customer contract, if based only upon delivery of the final work product. Amounts received in advance of performance under contracts are recorded as deferred revenue until earned.

Other revenue primarily represents grant revenues. The Company’s grant arrangements are handled on a reimbursement basis. Grant revenues under the arrangements are recognized when costs are incurred. These costs are recorded in the Statement of Operations as research and development expenses.

Recently Issued Accounting Standards — In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS No. 150”). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of SFAS No. 150 are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The remaining provision of this statement is consistent with the FASB’s proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. For mandatory redeemable financial instruments of nonpublic entities that are redeemable at fixed dates and at fixed rates, the classification, measurement and disclosure provisions of SFAS No. 150 are effective for fiscal periods beginning after December 15, 2004. For other mandatory redeemable financial instruments of a nonpublic entity, the classification, measurement, and disclosure provisions of SFAS No. 150 are deferred indefinitely, pending further FASB action. The adoption of the SFAS No. 150 did not have a material effect on the company’s financial position, results of operations or cash flows.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” (FIN 45). FIN 45 establishes new disclosure and liability recognition requirements for direct and indirect debt guarantees with specified characteristics. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted FIN 45 as of December 31, 2003 and the implementation did not have a material effect on the Company’s financial position, results of operations or cash flows.

In December 2003, the FASB issued FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities (“FIN No. 46R”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights, and accordingly should consolidate the entity. FIN No. 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN No. 46R to variable interests in variable interest entities created after December 31, 2003. For variable interests in variable interest entities created before January 1, 2004, FIN No. 46R will be applied beginning on January 1, 2005. The Company does not have any variable interests in variable interest entities. As such, the Company anticipates that the adoption of FIN 46 will not have a material effect on the Company’s financial position, results of operations or cash flows.

2. PROPERTY AND EQUIPMENT — NET

Property and equipment, consists of the following (in thousands):

	2003	2002

Equipment, furniture and fixtures	$8,920	$5,238
Rental and demonstration equipment	1,084	—
Leasehold improvements	1,294	1,058

	11,298	6,296
Less depreciation and amortization	(3,834)	(1,810)

	$7,464	$4,486

Depreciation expense for rental and demonstration equipment totaling $256,546 was recorded as a product cost during the year ended December 31, 2003. Rental equipment represents Company products that have been leased to customers for which the Company retains the title. Demonstration equipment represents Company products that are used in the selling process.

3. MEMBERS’ EQUITY

The Company was formed in November 1995 as a Delaware limited liability company by MST and IGEN, its sole members, pursuant to a Limited Liability Company Agreement (as amended, the “LLC Agreement”). Under the terms of the LLC Agreement, the Company’s existence will continue until December 31, 2094, or such later date determined by the Board of Managers of the Company unless terminated earlier under certain provisions specified in the LLC Agreement. Concurrently with the LLC Agreement, IGEN, MST, and the Company entered into a Joint Venture Agreement (as amended, the “Joint Venture Agreement”) for the purpose of setting forth their respective rights and obligations with respect to the activities of the Company during (and, in certain instances, after) the period the Joint Venture Agreement is in effect. Under the joint venture agreements, the Company has a worldwide, perpetual, exclusive license (with certain exceptions) to IGEN’s technology and a royalty-free, worldwide, perpetual, exclusive license (with certain exceptions) to MST’s technology for use in the Company’s programs.

In August 2001, IGEN, MST, and the Company entered into an amendment to the Joint Venture Agreement, and various related agreements, which, among other things, extended the term of the Joint Venture Agreement through November 2003. IGEN agreed, subject to certain conditions, to provide funding to the Company through that date. IGEN’s funding commitments may be satisfied in part through in-kind contributions of scientific and administrative personnel and shared facilities. Upon termination, expiration or non-renewal of the Joint Venture Agreement, the Company and MST jointly have the right to purchase IGEN’s interest in the Company based on a fair market value analysis, subject to certain discounts, and many of the licenses and other arrangements among IGEN, the Company and MST will continue indefinitely.

On July 24, 2003, IGEN and Roche Holding Ltd. (Roche) announced a transaction pursuant to which Roche would acquire IGEN (the merger). The consideration that IGEN’s stockholders received as a result of the merger was, for each share of IGEN common stock, an amount of cash plus one share of BioVeris Corporation (BioVeris), a newly created company. As part of the merger and related transactions, IGEN’s equity interest in the MSD joint venture was transferred to BioVeris. BioVeris joined MST as the sole members of MSD and each member holds one seat on MSD’s two-member Board of Managers. As part of the merger agreement and related transaction agreements, the Company, IGEN and BioVeris agreed that the MSD joint venture agreement would expire on the later of November 30, 2003 or the earlier of the date of the completion of the merger and related transactions or the termination of the merger agreement. The merger and related transactions were completed on February 13, 2004.

Upon the expiration of the Joint Venture Agreement, which occurred upon the completion of the merger and related transactions, the Company and/or MST have the right to purchase BioVeris’s interest in the Company for a purchase price equal to fair market value (to be determined in accordance with the provisions and procedures set forth in the Joint Venture Agreement, which shall include a determination by appraisers if the parties are unable to agree on fair market value) minus a discount factor of 7.5%. If the Company and/or MST exercise this right, the principal amounts outstanding from time to time will accrue simple (cumulated, not compounded) interest at the fixed annual rate of 0.5% over the prime rate in effect on the date that the Company and/or MST, as the case may be, elect to purchase the interests. The purchase price plus accrued interest is payable over time in installments equal to 5% of the Company’s net sales, as determined in accordance with the Joint Venture Agreement, and 20% of the net proceeds realized by the Company from the sale of its debt or equity securities in any subsequent third-party financing, with certain exceptions as defined in the Joint Venture Agreement. These installment payments are to be made within 30 business days after the Company receives the net sales or net financing proceeds, as applicable. As security for the payment obligation, BioVeris will hold a security interest in the interests in the Company that are being purchased. The Company and/or MST, as the case may be, may repay all or any part of the outstanding purchase price plus accrued interest at any time and from time to time without penalty.

All cash and in-kind contributions of IGEN after December 31, 2000 are treated as Class C capital contributions in accordance with the Joint Venture Agreement. The funding commitment of IGEN is determined based on an annual budget prepared by the Company and submitted to a committee of IGEN’s board of directors for approval. Approved funding for the period January 1, 2003 through November 30, 2003, by IGEN was $20.6 million, subject to a permitted variance of 15%. As of December 31, 2003, the Company had not received from IGEN up to $4.6 million in cash contributions under the approved 2003 funding which the Company believed was required by the Joint Venture Agreement. See Note 9 for further discussion regarding this capital contribution.

As part of the merger and related transaction agreements, and separate from and in addition to IGEN’s remaining funding commitment under the Joint Venture Agreement for the period from January 1, 2003 to November 30, 2003, IGEN agreed to make a final capital contribution of $37.5 million to the Company following the completion of the merger. In addition, in the event the merger was not completed prior to December 1, 2003, IGEN agreed to provide continued interim funding to the Company, payable monthly on the first day of each month commencing on December 1, 2003, until the earlier to occur of completion of the merger or termination of the merger agreement. The monthly funding amounts will each equal approximately $1.7 million, which is 1/12th of IGEN’s aggregate funding commitment under the the MSD budget for 2003 approved by the committee of IGEN’s board of directors. Any interim funding will reduce the amount of the Company’s final capital contribution following the completion of the merger. In the event completion of the merger does not occur, the Company will not have any obligation to repay any amounts provided to the Company as interim funding (except to the extent IGEN is entitled to receive distributions on the Class C interests pursuant to the MSD joint venture agreement). As of December 31, 2003, since the merger was not completed prior to December 1, 2003, the Company received approximately $1.8 million in interim funding.

As part of the merger and related transaction agreements, the Company has a worldwide, perpetual, exclusive license (with certain exceptions) to IGEN’s technology for use in the Company’s programs. If IGEN ceases to be a member of the Company, the Company will make royalty payments to IGEN equal to 3% of the net sales price on products developed and sold by the Company which, but for a license from IGEN, would infringe a patent owned by or licensed to IGEN (subject to certain exclusions).

The Company has three classes of membership interests consisting of Class A membership interests, which are voting interests, and Class B and Class C membership interests, which are non-voting interests. As of December 31, 2003 and 2002, IGEN’s Class A membership or percentage interest was 31% and MST’s Class A membership or percentage interest was 69%. IGEN owns 100% of the Class B and Class C non-voting membership interests. Under the terms of the Joint Venture Agreement, a Board of Managers manages the Company and each of MST and IGEN has the right to appoint one member so long as it retains any of its interest as a Class A member. Members are entitled to a preferred return on their Class C capital contributions as follows: for the period from November 30, 1995 (inception) through December 31, 2000, an annual preferred return equal to 5% per annum and thereafter, an annual preferred return equal to the prime rate in effect from time to time (adjusted on a quarterly basis) plus one-half of one percent (0.5%). The annual preferred return is payable out of a portion of both future profits and certain third-party financings of the Company generally before any payments are made to any other class of member interest. Through December 31, 2003, the accumulated, unpaid preferred return on Class C contributions is $9,090,000.

Under the terms of the LLC Agreement, all Company distributions to IGEN and MST are to be made as follows: first, in proportion to their percentage interests as Class A members, in an amount reasonably calculated to equal their income tax liabilities associated with their allocable shares as Class A members, of the Company’s taxable income; next, to IGEN in an amount sufficient to repay its Class C capital contributions plus the cumulative annual preferred return on its Class C capital contributions, and then to repay its Class B capital contributions, provided that the distributions made for this purpose in any year shall not exceed 25% of the lesser of (i) the Company’s net profit for the year less the tax distributions made to the members, or (ii) the Company’s net cash flow from operations for the year; and thereafter, to IGEN and MST, pro rata in proportion to their membership or percentage interests as Class A members. On liquidation of the Company, after payment of all liabilities, the remaining assets are to be distributed to the members pursuant to the LLC Agreement in proportion to the remaining balances in their capital accounts, with priority given to payment of the Class C capital account first, the Class B capital account second, and finally the Class A capital accounts, after allocating all profit and loss to the members’ capital accounts consistent with the distribution priorities described above.

4. NOTE PAYABLE

In 2001, the Company entered into a negotiable promissory note with a bank for the purchase of equipment. The note was payable in 36 equal monthly installments of $2,650 beginning in October 2001, with interest at 7.75% per annum and was collateralized by the equipment purchased. The note was repaid in full during 2002. For the years ended December 31, 2002 and 2001, interest expense incurred on the note was $5,017 and $2,000, respectively.

5. COMMITMENTS AND CONTINGENCIES

Leases – The Company subleases certain premises and equipment from IGEN under sublease agreements expiring at various times through 2010. Upon the expiration of the MSD joint venture at the time of completion of the merger and related transactions, the Company and BioVeris may unilaterally terminate any or all of the subleases by providing at least 18 months prior written notice of termination. If BioVeris elects to terminate a sublease for a facility, MSD may elect, notwithstanding any termination of the sublease, to remain in the subleased facility after the 18-month period expires for any period of time selected by the Company, but not longer than one day prior to the expiration of the prime lease (including any extensions of the prime lease). After a notice of termination of a sublease has been sent, the Company will be required to pay its pro rata share of all rental and other expenses incurred by BioVeris under the prime lease. The Company and MST may elect, if either exercises its right to purchase BioVeris’s interests in the Company, to have its rental and expense payment obligations for the 18-month period included in the purchase price of those interests in the Company. The Company has no future minimum contractual obligations under these leases. Lease expense is based on occupancy of the leased premises, as opposed to a fixed amount. Total rent expense allocated to the Company for the years ended December 31, 2003, 2002, 2001 was $861,000, $664,000, and $374,000, respectively. As of August 15, 2001, the funding and allocation methodologies for facilities costs changed, resulting in $312,000 of expense allocation from IGEN for the period August 15, 2001 to December 31, 2001, which is included in the rent expense described above.

In 2003, the Company entered into leases for certain vehicles pursuant to operating leases expiring in 2006. Rent expense for vehicle operating leases totaled approximately $46,000 for the year ended December 31, 2003. In March 2004, the Company purchased these vehicles in a buy-out of the operating leases, thereby terminating these leases and ending any future minimum lease obligations.

Litigation – In the normal course of business, the Company is involved in certain claims and litigation. In the opinion of management, losses related to litigation, if any, will not be material to the Company’s financial position, results of operations, or cash flows. See Note 9 for further discussion.

Disputed Legal Fees – As of December 31, 2003, in connection with its litigation with Roche, including the negotiations regarding, and the settlement of, such litigation, the Company claimed that IGEN incurred approximately $864,000 in unpaid legal fees and other charges attributable to the Company’s joint venture structure. The Company believed that IGEN was required to pay this amount pursuant to a letter agreement dated August 15, 2001 among IGEN, MST, the Company’s President and Chief Executive Officer and the Company. As part of an agreement, dated August 12, 2004, among BioVeris (as successor in interest to IGEN), MST, the Company, and the Company’s President and Chief Executive Officer, BioVeris has made payment to the Company in full and complete satisfaction of the outstanding dispute regarding the payment of certain legal fees and expense incurred by the Company in connection with the Company’s participation and involvement in the negotiation and settlement of litigation involving IGEN and Roche Holding, Ltd. See Note 9 for further discussion regarding this agreement. In accordance with the agreement, this payment to the Company by BioVeris in satisfaction of the outstanding dispute will be considered a capital contribution. The Company has recorded a liability and an expense of approximately $864,000 equal to the unpaid legal fees due as of, and for the year ended, December 31, 2003.

Employment Agreement – The Company has entered into an employment agreement with its President and Chief Executive Officer, the current term of which runs through November 30, 2005, subject to renewal as described below. The employment agreement automatically renews for an additional twelve-month period on November 30, 2005 and on each November 30 of each year thereafter unless either the Company or the President and Chief Executive Officer gives notice of non-renewal at least 180 days prior to the expiration of the then-current term. The Company’s President and Chief Executive Officer has received salary at the annual rate of $250,000 since November 30, 2001. In addition, the Company’s President and Chief Executive Officer is also eligible to receive an annual cash bonus in an amount not to exceed 20% of his annual salary. The Company’s President and Chief Executive Officer is also entitled to receive pension, welfare and fringe benefits comparable to those received by senior executives of IGEN and other insurance benefits. If the Company terminates the employment agreement without cause, or the President and Chief Executive Officer terminates the employment agreement for good reason (which includes a “change in control” of IGEN as defined in the Joint Venture Agreement), the President and Chief Executive Officer shall be entitled to receive certain salary and pro rata bonus and adjustments earned through the 60th day following the notice of termination, an amount equal to from 3 to 12 times (depending on the reason for the termination) the monthly pro rata salary, bonus and adjustments in effect at the time of the termination. Under the employment agreement, Mr. Jacob Wohlstadter is also entitled to receive a gross-up for any “parachute” excise tax that may be imposed on payments made or benefits provided pursuant to the agreement. In a separate agreement dated as of July 24, 2003, the Company and its President and Chief Executive Officer agreed that the IGEN merger with Roche and related transactions did not constitute a change of control for purposes of the employment agreement.

6. EMPLOYEE SAVINGS PLAN

In May 2003, the Company established a 401(k) defined contribution savings and retirement plan (the “Plan”). The Plan is for the benefit of all qualifying employees and permits employees to make voluntary contributions up to annual statutory limitations and provides for the Company to make a matching contribution of 25% of the employee’s contributions, up to the first 6% of pay the employee contributes. For the year ending December 31, 2003, the Company made matching contributions of $165,000.

7. RELATED PARTY TRANSACTIONS

Pursuant to the Joint Venture Agreement, IGEN and MST agreed to certain funding and allocation methodologies with respect to the conduct of the Company’s business. For the years ended December 31, 2003 and 2002, IGEN’s funding (cash contributions and in-kind allocations) was $24.6 million and $24.7 million, respectively (see Notes 1, 3, and 5). As of December 31, 2003, the Company had not received from IGEN up to $4.6 million in cash contributions under the approved 2003 funding that the Company believed was required by the agreements between the Company and IGEN. See Note 9 for further discussion regarding this capital contribution.

Pursuant to a letter agreement dated August 15, 2001 between IGEN, MST, the Company’s President and Chief Executive Officer and the Company, IGEN is responsible for paying legal fees for services provided to the Company in relation to IGEN’s litigation with Roche, including the negotiations regarding and the settlement of such litigation. These legal fees totaled approximately $500,000, $400,000, and $75,000 for the years ended December 31, 2003, 2002, and 2001, respectively. See Note 5 for further discussion of this arrangement.

During 2003 and 2002, certain professional services were performed in relation to the Company for the benefit of IGEN. Fees for such services amounted to approximately $52,000 and $46,000 for the years ended December 31, 2003 and 2002, respectively. These fees were paid for by IGEN and the Company has not recorded any expense in relation to these professional services.

On November 19, 2003, the President and Chief Executive Officer of the Company paid, on behalf of the Company, approximately $43,000 towards the purchase of a Company owned automobile. This amount is recorded as Other Contributed Capital on the balance sheet as of December 31, 2003.

Amounts presented in the accompanying balance sheets as due from employees totaling $220,000 and $70,000 as of December 31, 2003 and 2002, respectively, are related to advances to employees. Advances to employees are issued under the terms of signed promissory notes and are forgiven by the Company over specified periods.

IGEN and the Company will be jointly and severally obligated to the extent provided in the MSD agreements to indemnify the Board of Managers, each board member and each officer of the Company with respect to any action taken by such person by reason of the fact that such person is or was a board member or an officer of the Company. IGEN will also indemnify the Company’s President and Chief Executive Officer against certain liabilities, including certain liability from the MSD joint venture relating to the period of IGEN’s involvement with the Company.

MST holds a worldwide, perpetual, non-exclusive sublicense from the Company to practice IGEN technology to make, use and sell products or processes outside of the defined diagnostic field. MST holds a worldwide, perpetual, exclusive sublicense from the Company to practice technology developed by IGEN based on the Company’s confidential information to make, use and sell products or processes outside of the defined diagnostic field. IGEN is entitled to receive royalty payments from MST on MST products commercially sold by MST which, but for a license from IGEN, would infringe a patent owned by or licensed to IGEN (subject to certain exclusions).

8. SEGMENT INFORMATION

The Company operates in one business segment. It is engaged in the development and commercialization of products utilizing a proprietary combination of MST’s multi-array technology together with ECL and other technologies owned by IGEN. Domestic and foreign revenues for the year ended December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002

Domestic revenues	$6,234	$1,208
Foreign revenues	1,475	464

	$7,709	$1,672

For the year ended December 31, 2003 a single customer represented 68% of total domestic revenues and two customers represented 73% of the foreign revenues. For the year ended December 31, 2002, a single customer represented 93% of total domestic revenues and a single customer represented 100% of foreign revenues.

9. SUBSEQUENT EVENTS

On February 13, 2004, upon the completion of the merger and related transactions, the Joint Venture Agreement expired.

On February 18, 2004, following the completion of the merger and related transactions, the Company received a final capital contribution in the amount of $32.4 million, bringing the total capital contribution amount for the period January 1, 2004 to February 18, 2004 to $35.7 million.

By two separate letters, both dated February 29, 2004, BioVeris notified the Company of the termination of its sublease agreements covering facilities, effective September 1, 2005. The Company may elect, notwithstanding any termination of the subleases, to remain in the subleased facilities after the 18-month period expires for any period of time selected by the Company, but not longer than one day prior to the expiration of the prime lease (including any extensions of the prime lease). Additionally, the Company is now required to pay its pro rata share of all rental and other expenses incurred by BioVeris under the prime lease. The Company and MST may elect to have its rental and expense payment obligations for the 18-month period included in the purchase price of the BioVeris interests in the Company.

On March 30, 2004, the Company formed a wholly-owned subsidiary, MS RE, LLC (“MSRE”), as a Delaware limited liability company. On April 5, 2004, the Company, through MSRE purchased, without financing, real property for approximately $1.7 million. The Company purchased this property for investment and business purposes.

On April 29, 2004, the Company and MST notified BioVeris of their election to invoke the provisions of the Joint Venture Agreement relating to the right to purchase BioVeris’s entire interest in the Company. This notification initiates a procedure for establishing a purchase price for BioVeris’s interest in the Company, which purchase price is equal to fair market value less a discount factor of 7.5% (See Note 3). The fair market value is to be determined in accordance with the provisions and procedures set forth in the Joint Venture Agreement, which include a determination by appraisers if the parties are unable to agree on the fair market value. On June 17, 2004, the Company and MST designated an appraiser, and on June 30, 2004, BioVeris notified the Company and MST of its designation of an appraiser. As of July 1, 2004, each appraiser was required to provide a valuation report to BioVeris, MST, and the Company within 45 days. If those reports reflect fair market value calculations within 10% of each other, the average of the two appraisals will be the fair market value. If the appraisals differ by more than 10%, then a third appraiser will be appointed to provide a report within 45 days after its appointment. In the event a third party appraiser is appointed, the fair market value will be the average of the two closest of the three fair market value determinations submitted by the three appraisers. The Company or MST shall have a period of 60 days after the purchase price has been determined in which to elect to consummate the purchase of BioVeris’ interest at the purchase price.

On June 14, 2004, the Company formed two wholly-owned subsidiaries, MSVE, LLC (“MSVE”) and MSWWP, LLC, as Delaware limited liability companies. These subsidiaries are currently inactive.

On June 15, 2004, BioVeris announced in a press release and corresponding 8-K filing with the U.S. Securities and Exchange Commission that the Audit Committee of the Board of Directors of BioVeris had commenced an investigation into a series of transactions undertaken by the Company involving the actual or proposed purchase by the Company of residential real property and luxury automobiles having an aggregate cost of approximately $7 million and that BioVeris had filed an action against MST, the Company and the Company’s President and Chief Executive Officer in the Court of Chancery of the State of Delaware (the “Court”) to resolve a dispute between the parties over the interpretation of the Joint Venture Agreement that governs how the Company is to be managed. The Company believed that certain actions it had taken triggered a requirement by BioVeris to remove its designee to the Company’s Board of Managers. BioVeris asserted this requirement had not yet been triggered. On June 21, 2004, the Court entered an order preserving BioVeris’s designee as a member of the Board of Managers pending the Court’s disposition on the merits of BioVeris’s claims. In addition, the Court ordered that, pending the Court’s disposition on the merits of BioVeris’s claims, MSD shall not take any of the following actions unless such actions are in the ordinary course of business, as defined in the order, or are approved by the Board of Managers: (i) engage in any transaction, which has a value in excess of $10,000, (ii) engage in any extraordinary transaction requiring approval by a manager of the Company, (iii) pledge or otherwise encumber any asset of the Company or combination of assets having a value in excess of $10,000, or (iv) enter into, amend or terminate any existing employment agreement, consulting agreement or other similar agreement or relationship with respect to any executive of the Company.

Also on June 15, 2004, BioVeris delivered a demand for inspection of books and records of the Company. BioVeris stated that its purpose for this demand was to assist BioVeris in valuing its interest in the Company and also to aid the BioVeris Audit Committee in the investigation referred to above. We understood that the BioVeris Audit Committee completed its factual investigation and the BioVeris Audit Committee stated that it had identified additional unusual transactions of the Company that it believed merited further review so that their classification and propriety could be resolved. Additionally, an independent registered public accounting firm made inquiries into the Company’s accounting books and records in connection with its audit of BioVeris’s consolidated financial statements.

On June 17, 2004, the Company received payment of approximately $2.9 million from the Company’s President and Chief Executive Officer as consideration for a proposed sale of certain assets, including automobiles and real property, to the Company’s President and Chief Executive Officer, pending approval by the Board of Managers. As of December 31, 2003, deposits in the amount of approximately $140,000 for two luxury automobiles, which were subsequently purchased in 2004, and approximately $292,000, representing the net book value of three luxury automobiles, were recorded on the balance sheet as prepaid expenses and other current assets and property and equipment, respectively. These amounts are part of the assets included in the proposed sale of certain assets described above.

On July 6, 2004, BioVeris, MST, the Company and the Company’s President and Chief Executive Officer entered into a letter agreement pursuant to which the parties agreed that for a period of 14-days: (i) the Delaware Chancery Court litigation regarding BioVeris’s right to designate a manager of the Company was stayed, (ii) the parties agreed not to file new litigation against each other; and (iii) the valuation/buyback process pursuant to which MST and/or the Company had the right to purchase

BioVeris’s interest in the Company was also stayed. On July 13, 2004, the letter agreement terminated by its terms and, accordingly, the stay terminated.

On July 16, 2004, BioVeris announced in a press release that it had filed a second action against MST, the Company and the Company’s President and Chief Executive Officer in the Court. The action alleged, among other things, breach of fiduciary duty and breach of contract. BioVeris sought as its remedy money damages and the dissolution of the Company and the appointment of a liquidating trustee. Among other things, the basis for BioVeris’s claims was the purchases of real property and automobiles that were the subject of the BioVeris Audit Committee’s investigation.

On July 21, 2004, BioVeris, MST, the Company and the Company’s President and Chief Executive Officer entered into a letter agreement pursuant to which the parties agreed to a stay of the proceedings until August 6, 2004, during which period: (i) the Delaware Chancery Court litigation regarding BioVeris’s right to designate a manager of the Company was stayed, (ii) the Delaware Chancery Court litigation claiming, among other things, breach of fiduciary duty and breach of contract was stayed, (iii) the parties agreed not to file new litigation against each other; and (iv) the valuation/buyback process pursuant to which MST and/or the Company have the right to purchase BioVeris’s interest in the Company was also stayed. The parties agreed to this stay in order to engage in substantive business discussions.

On August 12, 2004, BioVeris, MST, the Company and the Company’s President and Chief Executive Officer reached agreement resolving the two cases filed by BioVeris in the Court and certain other disputes between the parties. The parties agreed that the two litigations filed by BioVeris in the Court would be dismissed with prejudice. In addition, the parties agreed to a general release of all claims and potential claims between the parties as of the date of the agreement, subject to certain exceptions. Moreover, each party agreed not to file any new claims, with certain exceptions, against the other party prior to the consummation of the purchase by the Company and/or MST of BioVeris’s interest in the Company. The Company and MST irrevocably committed that either or both of them would purchase, and BioVeris irrevocably committed to sell, BioVeris’s interest in the Company in accordance with the provisions of the Joint Venture Agreement. The Company also agreed to deliver to BioVeris its audited financial statements for year ended December 31, 2003 and agreed to cooperate with BioVeris in providing required future audited and unaudited financial statements until such time as BioVeris is no longer required to consolidate or include the unaudited quarterly or audited annual financial results of the Company in filings with the Securities and Exchange Commission. As part of this arrangement, BioVeris agreed to indemnify the Company for losses, costs, fees and expenses arising out of or related to past or future audits, the preparation of audited or unaudited financial statements, and regulatory or legal proceedings due to BioVeris being an issuer of publicly traded securities. The agreement also provides for the resignation of the BioVeris representative from the Board of Managers and an amendment to the Company’s limited liability agreement reducing the number of members on the Board of Managers to one, which individual will be appointed by MST.

As part of the August 12, 2004 agreement, the parties also agreed to the purchase by the Company’s President and CEO of certain real property and automobiles and related assets discussed above for approximately $2.9 million. This purchase was consummated on August 12, 2004 by the transfer by the Company to MSVE of the automobiles and related assets, and the subsequent purchase by the Company’s President and Chief Executive Officer of the membership interests of MSVE and MSRE, which together held the real property, automobiles and related assets. The Board of Managers approved these purchases and ratified all prior expenditures by the Company, including the Company’s purchase of the real property and automobiles and related assets.

Also as part of the August 12, 2004 agreement, BioVeris agreed to pay the Company approximately $3.0 million in cash and $2.0 million in the form of a non-refundable pre-payment credit for the benefit of the

Company and/or MST to be applied against future amounts payable to BioVeris as a result of the purchase by the Company and/or MST of BioVeris’s interest in the Company. These amounts reflect payments to the Company for amounts due to the Company under a license agreement for costs and expenses incurred by the Company for intellectual property protection, for payment of the disputed amounts required under the approved 2003 funding required by the Joint Venture Agreement, and a payment by BioVeris of disputed amounts of unpaid legal fees and other charges in connection with IGEN’s litigation and settlement with Roche. The amount of pre-payment credit outstanding from time to time will accrue simple (cumulated, not compounded) interest at the fixed annual rate of 0.5% over the prime rate in effect on the date that the Company and/or MST, as the case may be, purchase BioVeris’s interest in the Company. The approximately $5.0 million is to be treated as a Class C capital contribution. Also as part of the agreement, MSD elected, in accordance with its sublease agreements with BioVeris covering facilities, to have the Company’s aggregate pro rata rent share of all rental and other expenses incurred by BioVeris under the prime leases from the termination of the Joint Venture Agreement through September 1, 2005 included in the purchase price of the BioVeris interests in the Company.

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